

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 7, 2008

via U.S. Mail
Mr. Timothy G. Barritt
Principal Executive Officer
Big Cat Energy Corp.
Sterling Oil & Gas Company
201 W. Lakeway, Suite 100
Gillette, Wyoming
82718

> **Re:** **Sterling Oil & Gas Company**
> **Amendment No. 1 to Registration Statement**
> **on Form SB-2**
> **File No. 333-148034**
> **Filed January 22, 2008**
>
> **Amendment No. 1 to Registration Statement**
> **on Form 10SB**
> **File No. 0-52959**
> **Filed January 22, 2008**

Dear Mr. Barritt:

      We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that amendments to Regulation S-K became effective on February 4, 2008 and that Forms SB-2 and 10SB were eliminated as of that date. With your next amendment, please amend your registration statements to comply with the new rules. Refer to Release 33-8876 (December 19, 2007) and the "Compliance Date" section.

2. Please note that certain comments that follow may continue to apply equally to both your Form SB-2 and Form 10-SB filed on January 22, 2008. These comments have not been duplicated for specific filings unless otherwise indicated. Please evaluate both documents in response to our comments and make corresponding changes to both documents as necessary.

3. Please monitor your requirement to provide updated financial information with your next amendment.

4. Please provide an updated consent with your next amendment.

Management's Discussion and Analysis or Plan of Operation

5. It appears your fiscal year end is February 28th. Please modify your disclosure to refer to the period from inception to your presented financial statement dates, as the inception period rather than the three or nine month period.

Closing Comments

As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Stertzel at (202) 551-3723 or, in his absence, Jill Davis, Accounting Branch Chief, at (202) 551-3683 with any questions on the accounting comments. You may contact Mellissa Campbell Duru at (202) 551-3757 or, in her absence, the undersigned at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile
       Scott Jenkins, Esq.
       (801) 596-1508